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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                            Questron Technology, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                   7483720109
                                 (CUSIP Number)

                                  July 6, 1998
               (Date of Event Which Required Filing of Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]    Rule 13d-1(b)
[X]    Rule 13d-1(c)
[ ]    Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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--------------------------                          ----------------------------
CUSIP No.  7483720109                  13G          Page  2     of  11   Pages
          -----------                                    ------    -----
--------------------------                          ----------------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Mr. Jay R. Petschek
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                            (a) [ ]
                                                            (b) [ ]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY


---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION


           United States
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            179,197
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             49,982
     OWNED BY
                     ------ ----------------------------------------------------
       EACH              7  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                179,197
       WITH
                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            49,982
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           229,179
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                         [X]
---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           6.0%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           IN
---------- ---------------------------------------------------------------------

---------------------------                         ----------------------------
CUSIP No.  7483720109               13G             Page  3    of  11    Pages
          -----------                                    -----    ------
---------------------------                         ----------------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Corsair Management Company, Inc.
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a)
                                                                  (b)

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY


---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            -0-
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             49,982
     OWNED BY
                     ------ ----------------------------------------------------
       EACH              7  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                -0-
       WITH
                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            49,982
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


           49,982
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                         [X]

---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           1.3%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           CO
---------- ---------------------------------------------------------------------

-------------------------                         ------------------------------
CUSIP No.  7483720109             13G             Page  4   of  11    Pages
          -----------                                  ----    ------
-------------------------                         ------------------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Corsair Managing Partners
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)
                                                             (b)

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY


---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            -0-
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             49,982
     OWNED BY
                     ------ ----------------------------------------------------
       EACH              7  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                -0-
       WITH
                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            49,982
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           49,982
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                 [X]


---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           1.3%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           PN
---------- ---------------------------------------------------------------------

Item 1(a).                         Name of Issuer:
----------                         ---------------

                                   Questron Technology Inc. (the "Issuer")

Item 1(b).                         Address of Issuer's Principal Executive
----------                         ---------------------------------------
                                   Offices:
                                   --------

                                   6400 Congress Avenue
                                   Boca Raton, Florida 33487

Items 2(a)                         Name of Person Filing; Address of Principal
and (b).                           Business Office:


                                   This statement is filed on behalf of Mr.
                                   Jay R. Petschek ("Mr. Petschek"),
                                   Corsair Management Company, Inc., a New
                                   York corporation ("Corsair Management"), and Corsair Managing Partners, a New York general partnership ("CMP"). Each of Mr. Petschek, Corsair Management and CMP has its principal office at 590 Madison Avenue, New York, New York 10022.

                                   This statement relates to shares of
                                   Common Stock (as defined below) held for the accounts of each of Corsair Capital Partners, L.P., a Delaware limited partnership ("Corsair Partners") and Corsair Capital Partners II, L.P., a Delaware limited partnership ("Corsair Partners II").

                                   Mr. Petschek is filing in his capacity
                                   as (a) the sole general partner of
                                   Corsair Partners, and (b) the sole
                                   shareholder of Corsair Management which
                                   is a general partner of CMP (with CMP as the sole general partner of Corsair Partners II).


Item 2(c).                         Citizenship:
----------                         ------------

                                   United States

Item 2(d).                         Title of Class of Securities:
----------                         -----------------------------

                                   Common Stock, par value $.001 per share (the
                                   "Common Stock")

Item 2(e).                         CUSIP Number:
----------                         -------------

                                   7483720109

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

                                   Not Applicable


Item 4(a)-(c).                     Ownership:
--------------                     ----------

                                   As of the date of this Statement:

                                   (1) Mr. Petschek has beneficial
                                   ownership of 229,179 shares of Common
                                   Stock by virtue of his position as (i)
                                   the sole general partner of Corsair
                                   Partners, which holds 168,397 shares of
                                   Common Stock and warrants exercisable
                                   for 10,800 shares of Common Stock, for
                                   which shares Mr. Petschek has sole
                                   voting power and dispositive power and
                                   (ii) the sole shareholder of Corsair
                                   Management which is a general partner of CMP (with CMP as the sole general partner of Corsair Partners II), with Corsair Partners II holding 46,782 shares of Common Stock and warrants exercisable for 3,200 shares of Common Stock, for which shares Mr. Petschek may be deemed to have shared power to direct the vote and shared power to direct the disposition with CMP and Corsair Management.

                                   (2) Corsair Management has beneficial
                                   ownership of 49,982 shares of Common
                                   Stock by virtue of its position as a
                                   general partner of CMP (which is the
                                   sole general partner of Corsair Partners
                                   II), with Corsair Partners II holding
                                   46,782 shares of Common Stock and
                                   warrant exercisable for 3,200 shares of
                                   Common Stock, for which shares Corsair
                                   Management may be deemed to have shared
                                   power to direct the vote and shared
                                   power to direct the disposition with Mr.
                                   Petschek and CMP.

                                   (3) CMP has beneficial ownership of
                                   49,982 shares of Common Stock by virtue
                                   of its position as the sole general
                                   partner of Corsair Partners II, with
                                   Corsair Partners II holding 46,782
                                   shares of Common Stock and warrants
                                   exercisable for 3,200 shares of Common
                                   Stock, for which shares CMP may be
                                   deemed to have shared power to direct
                                   the vote and shared power to direct the
                                   disposition with Mr. Petschek and
                                   Corsair Management.

                                   The percentages used herein are
                                   calculated based upon the 2,139,783
                                   shares of Common Stock stated to be
                                   issued and outstanding as of May 12,
                                   1998, as reflected in the Company's
                                   Quarterly Report on Form 10-QSB for the
                                   quarterly period ended March 31, 1998
                                   and the 1,653,125 shares of Common Stock issued upon the conversion of the Convertible Series B Preferred Stock of the Company, par value $.01 per share, on or about July 6, 1998.

                                   Mr. Petschek, Corsair Management and CMP expressly disclaim beneficial ownership of any shares of Common Stock not directly held for the accounts of Corsair Partners or Corsair Partners II.

Item 5.                            Ownership of Five Percent or Less of a Class:
-------                            ---------------------------------------------

                                   Not Applicable

Item 6.                            Ownership of More than Five Percent on
-------                            --------------------------------------
                                   Behalf of Another Person:
                                   -------------------------

                                   Not Applicable

Item 7.                            Identification and Classification of the
-------                            ----------------------------------------
                                   Subsidiary Which Acquired the Security Being
                                   --------------------------------------------
                                   Reported on By the Parent Holding Company:
                                   ------------------------------------------

                                   Not Applicable

Item 8.                            Identification and Classification of Members
-------                            --------------------------------------------
                                   of the Group:
                                   -------------

                                   Not Applicable.

Item 9.                            Notice of Dissolution of Group:
-------                            -------------------------------

                                   Not Applicable

Item 10.                           Certification:
--------                           --------------


                                   By signing below each of the
                                   undersigned certifies that, to the
                                   best of the undersigned's knowledge
                                   and belief, the securities referred
                                   to above were not acquired and are
                                   not held for the purpose of or with
                                   the effect of changing or
                                   influencing the control of the
                                   issuer of the securities and were
                                   not acquired and are not held in
                                   connection with or as a participant
                                   in any transaction having that
                                   purpose or effect.

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                  Dated:  July 16, 1998




                                          /s/ Jay R. Petschek
                                          --------------------
                                          Jay R. Petschek



                                          CORSAIR MANAGEMENT COMPANY, INC.

                                          By: /s/ Jay R. Petschek
                                              --------------------
                                          Name: Jay R. Petschek
                                          Title: President



                                          CORSAIR MANAGING PARTNERS

                                          By: Corsair Management
                                              Company, Inc., a general
                                              partner

                                          By: /s/ Jay R. Petschek
                                              --------------------
                                          Name:  Jay R. Petschek
                                          Title: President

                                  EXHIBIT INDEX
                                  -------------

Exhibit A:                 Joint Filing Agreement, dated July 16, 1998,
                           among the signatories to this Schedule 13G.